Exhibit 99.1

CREDIT SUISSE AG
Eleven Madison Avenue New York, NY 10010 USA	Telephone +1 212 325 2000

Media Release

Credit Suisse AG Announces the Acceleration at Its Option of its Previously Delisted VelocitySharesTM 3x Inverse Natural Gas ETNs

New York August 12, 2020 Credit Suisse AG (“Credit Suisse”) announced today that it will accelerate at its option its VelocitySharesTM 3x Inverse Natural Gas ETNs (the “ETNs”), which were previously delisted from the NYSE Arca.

The ETNs were originally listed on the NYSE Arca, but were delisted from the NYSE Arca as of July 12, 2020. On June 22, 2020, Credit Suisse suspended further issuances of the ETNs. Following the delisting from the NYSE Arca, the ETNs traded on an over-the-counter basis.

As described in the related pricing supplement for the ETNs (the “Pricing Supplement”), Credit Suisse, as the issuer of the ETNs, may, at its option, accelerate all issued and outstanding ETNs on any business day after the inception date. Credit Suisse expects to deliver notice of the acceleration of the ETNs via the Depository Trust Company on August 12, 2020.

As described in the Pricing Supplement, investors will receive a cash payment per ETN equal to the arithmetic average of the closing indicative values of the ETNs during the accelerated valuation period. The accelerated valuation period will be a period of five consecutive index business days, which is expected to be from August 14, 2020 to August 20, 2020. The acceleration date is expected to be August 25, 2020, three business days after the last day of the accelerated valuation period. If you have questions regarding the impact of the acceleration of the ETNs on your position, please contact your broker.

None of the other ETNs offered by Credit Suisse are affected by this announcement.

Title of ETN	ETN CUSIP
VelocitySharesTM 3x Inverse Natural Gas ETNs linked to the S&P GSCI® Natural Gas Index ER due February 9, 2032	22542D282

Investor Contacts

Credit Suisse ETN Desk, etn.desk@credit-suisse.com

Press Contacts

Candice Sun, Credit Suisse AG, candice.sun@credit-suisse.com

Anna Christensen, Credit Suisse AG, anna.christensen@credit-suisse.com

Credit Suisse AG

Credit Suisse AG is one of the world's leading financial services providers and is part of the Credit Suisse group of companies (referred to here as 'Credit Suisse'). Our strategy builds on Credit Suisse's core strengths: its position as a leading wealth manager, its specialist investment banking capabilities and its strong presence in our home market of Switzerland. We seek to follow a balanced approach to wealth management, aiming to capitalize on both the large pool of wealth within mature markets as well as the significant growth in wealth in Asia Pacific and other emerging markets, while also serving key developed markets with an emphasis on Switzerland. Credit Suisse employs approximately 48,800 people. The registered shares (CSGN) of Credit Suisse AG's parent company, Credit Suisse Group AG, are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com.

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This document was produced by, and the opinions expressed are those of, Credit Suisse as of the date of writing and are subject to change.

Copyright © 2020, CREDIT SUISSE GROUP AG and/or its affiliates. All rights reserved.

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